Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 7 to Offering Circular dated July 31, 2024

RETICULATE MICRO, INC.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 7 (“Offering Circular Supplement No. 7”) relates to the Offering Circular of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated July 31, 2024 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 7 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 7 is being filed to include the information in our Current Report on Form 1-U which was furnished to the SEC on January 7, 2025.

This Offering Circular Supplement No. 7 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on August 5, 2024, Offering Circular Supplement No. 2 filed with the SEC on October 11, 2024, Offering Circular Supplement No. 3 filed with the SEC on October 28, 2024, Offering Circular Supplement No. 4 filed with the SEC on December 2, 2024, Offering Circular Supplement No. 5 filed with the SEC on December 3, 2024, and Offering Circular Supplement No. 6 filed with the SEC on January 2, 2025 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and the Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 7 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 7 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 7 is January 7, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 7, 2025 (January 6, 2025)

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

On January 6, 2025, Reticulate Micro, Inc. (the “Company”) issued a press release relating to the Company’s report, 2024 Year in Review and 2025 Company & Product Strategy (the “Report”). A copy of the press release and the Report are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit No.	Description
99.1	Press Release dated January 6, 2025
99.2	2024 Year in Review and 2025 Company & Product Strategy

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

2

Exhibit 99.1

Reticulate Micro Announces 2024 Year in Review and Introduces 2025 Strategic Vision

Company unveils key accomplishments, new product roadmap, and a platform-based approach to meet growing video and data demands worldwide

St Louis, MO — January 6, 2025 – Reticulate Micro, Inc. (OTCQB: RMXI) (“Reticulate Micro,” “we,” or the “Company”), a software products company specializing in advanced video compression and streaming solutions, today published its 2024 Year in Review and 2025 Company & Product Strategy. This detailed report highlights the Company’s transformational year, underscores the success of its breakthrough VAST (Video Adaptive Systems Technology) platform, and sets forth an ambitious roadmap that reaffirms Reticulate Micro’s commitment to serving both government and commercial markets.

A Transformational 2024

Reticulate Micro’s 2024 was defined by rapid technological advancements and rigorous market validation of its flagship VAST platform. Originally developed for government and defense applications, VAST delivered high-impact results in ultra-low-bandwidth environments, enabling real-time video where traditional solutions fail. Multiple military exercises and test events (over 20 in 2024) have proven VAST’s ability to stream video on any communication band, including narrow-band SATCOM, L-Band and even legacy HF networks where streaming video was thought to be unviable. This highlights the capabilities of VAST as a mission-critical technology in the government sector.

During this pivotal year, Reticulate Micro also commenced a Regulation A offering and applied to quote its shares of Class A Common Stock on the OTCQB® Venture Market. Trading is expected to begin in January 2025 under the symbol “RMXI.”

Introducing Andy Sheppard as CEO

A key component of Reticulate Micro’s forward momentum is the appointment of Andy Sheppard as Chief Executive Officer. Mr. Sheppard brings more than four decades of experience spanning special operations, government, commercial, and specialized communications arenas. His expertise in rapidly scaling transformative technologies sets the stage for Reticulate Micro’s transition from a development-focused entity to a globally oriented products company.

“As we move into 2025, our primary objective is to execute on the immense potential of VAST,” said Mr. Sheppard. “Our immediate focus is enabling broad market adoption, both in government and commercial sectors, in a way that empowers our partners and significantly expands the boundaries of what’s possible with video.”

2025: A Platform Approach and Strategic Expansion

Reticulate Micro’s 2025 strategy centers on partner-focused growth and a platform-centric product roadmap:

1.	Government Sector Partnership & OEM Integration

o	Strategic Partner Program: The Company is launching a comprehensive integration program enabling partners and system integrators to embed VAST technology directly into their product lines and existing government contract vehicles.

o	Major Exercises & Evaluations: VAST has already been validated within U.S. Special Operations, multiple U.S. Army and Naval initiatives, and a range of international defense programs. This year’s schedule includes high-profile exercises with U.S. SOCOM, Army, and Navy, as well as several invitations specifically created for VAST testing and evaluation.

2.	Commercial Scale via Joint Venture (RMX and CRISP)

o	Global Managed Services: Reticulate Micro partnered with K2 Endeavor DMCC to form RMX, a joint venture company building upon VAST and branded as “CRISP” (Compressed Rate Intelligent Streaming Protocol) for commercial and enterprise verticals—from telecommunications to security camera networks.

o	Recurring Revenue Model: RMX’s global managed service structure is designed to offer predictable, long-term revenue while solving critical video-delivery challenges for enterprise customers.

3.	Expanded Product Suite

o	VAST Video Encoder: The core software-based video encoder product will see the addition of key features including audio, KLV metadata support, video tele-conferencing, and region of interest encoding.

o	VAST Vue: Cross-platform (Windows, Linux, Mac OS, Android, iOS) video player for seamless end-to-end experiences, including support for tactical metadata.

o	VAST SDK: Development tools and APIs for advanced integration of core VAST capabilities into partner products and solutions.

o	VAST VUDO: An advanced combination of VAST’s video streaming capabilities with advanced mapping and sensor data integration to provide enhanced situational awareness in disconnected and austere environments.

o	VAST Cloud: VAST-as-a-Service cloud offering for enterprise solutions, including live streaming, transcoding and VOD (video on demand) services.

Positioned for Growth and Shareholder Value

With multiple government validations, a strong pipeline of prospective customers, and an ambitious product roadmap, Reticulate Micro expects significant milestones in 2025, including a potential uplisting to a national securities exchange.

“We are on track to deliver not only breakthrough technology but also tangible commercial success,” said Chief Technology Officer John Dames. “By keeping VAST at the center of our offerings, we’re building on a unified platform that solves pervasive challenges for government and enterprise clients alike.”

2

Investor Update: 2024 Year in Review and 2025 Company and Product Strategy

Learn more about Reticulate Micro’s 2024 Year in Review and 2025 Company and Product Strategy. Click here to download a PDF copy from Reticulate Micro’s investor page:
https://reticulate.io/investors/

About Reticulate Micro, Inc.

Reticulate Micro, Inc. (OTCQB: RMXI), headquartered in St Louis, Missouri, is a video technology company focused on addressing the world’s growing crisis in video data transmission and storage. Through its proprietary VAST (Video Adaptive Systems Technology) platform, Reticulate is aiming to transform how organizations capture, transmit, store and share visual data. The Company’s battle-tested technology, proven in military applications, reduces video bandwidth, storage, and power consumption by up to 50% while maintaining quality across any network or hardware platform. From defense to AI and enterprise applications, Reticulate endeavors to redefine how organizations handle the growing demands of video data worldwide.

About K2 Endeavor

K2 Endeavor DMCC headquartered in Dubai, UAE is a recognized VAS (Valued Added Services) provider to the global telecommunications industry with a legacy spanning over 30 years. Renowned for its expertise in delivering VAS and managed solutions, the company has played an important role in introducing innovative services to telecommunication companies throughout the World. With a commitment to innovation, K2 Endeavor specializes in integrating cutting-edge technologies to meet the evolving demands of the digital era, empowering businesses with scalable, secure, and cost-effective solutions. Its extensive experience and customer-focused approach position K2 Endeavor as a trusted leader in telecommunications and beyond.

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. In addition, our representatives or we may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are contained, and the Company does not undertake any duty to update any forward-looking statements except as may be required by law.

3

Important Notice the Regarding Our Regulation A Offering

An offering statement regarding our offering of units consisting of one share of class A common stock and a warrant to purchase one share of class A common stock has been filed with the SEC. The SEC has qualified that offering statement, which means that Reticulate Micro may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement through this link.

Investing in a public offering like our Regulation A offering is subject to unique risks, tolerance for volatility, and potential loss of your investment, that investors should be aware of prior to making an investment decision. Please carefully review the risk factors contained in the offering circular for this offering. For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC’s Investor Alert.

Neither this document nor any of its content constitutes an offer to sell, solicitation of an offer to buy or a recommendation for any security by Reticulate Micro or any third party. The content of this document is provided for general information purposes only and is not intended to solicit the purchase of securities or to be used as investment, legal or tax advice. A securities offering by Reticulate Micro is only being made pursuant to the offering circular described above. The content of this document is qualified in its entirety by such offering circular. Prospective investors are urged to consult with their own, investment, legal and tax advisors prior to making any investment in Reticulate Micro.

Contact:
Media:

Reticulate Micro Media Relations
media@reticulate.io

Investor Relations:

Reticulate Micro Investor Relations
ir@reticulate.io

4

Exhibit 99.2

Reticulate Micro, Inc.

2024 Year in Review

2025 Company & Product Strategy

Table of Contents

2024 Year in Review and the Road Ahead	4

The Coming Data Tsunami	5

VAST is the Solution	6

Real-World Impact	6

Why VAST?	7
Efficiency at Scale	7
Maximizing Existing Infrastructure	7
Scalability	8
Personal Scale	8
Enterprise Scale	8
Global Scale	8
The Multiplier Effect	8

Corporate Update	9

Major Accomplishments in Government	10
Major Milestones in Tactical Communications	11
Key Customer Evaluations with U.S. Special Operations Forces (SOF):	12
Key Department of Defense (DoD) Development Engagements	12
Key International Customer Evaluations	13
U.S. DoD Acceptance	14

2025: The Road Ahead	15

Government: Unlocking New Video Capabilities	16
Military & Government Validations	17
Partner Development Program	17
Expected Sales	17

Commercial: Introducing RMX and CRISP	18
CRISP Proof of Concept Programs	19
Key Advantages Across All POCs	20

Product Roadmap 2025: New VAST Products	21
VAST Video Encoder (v1.1): Current Product	21
VAST Vue: Universal Video Experience	22
VAST SDK : Enabling Innovation	22
VAST VUDO : Beyond Video Streaming	23
VAST Cloud: Enterprise-Scale Video Operations	23

Competitive Outlook	24

Conclusion	25

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	2
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Cautionary Note Regarding Forward-Looking Statements:

This document contains forward-looking statements that are subject to various risks and uncertainties. In addition, Reticulate Micro, Inc. (“Reticulate Micro,” “we,” “us,” “our” or the “Company”) or our representatives may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward- looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Although Reticulate Micro believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are contained, and Reticulate Micro does not undertake any duty to update any forward-looking statements except as may be required by law.

Important Notice the Regarding Our Regulation A Offering:

An offering statement regarding our offering of units consisting of one share of class A common stock and a warrant to purchase one share of class A common stock has been filed with the SEC. The SEC has qualified that offering statement, which means that Reticulate Micro may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement through this link.

Investing in a public offering like our Regulation A offering is subject to unique risks, tolerance for volatility, and potential loss of your investment, that investors should be aware of prior to making an investment decision. Please carefully review the risk factors contained in the offering circular for this offering. For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC’s Investor Alert.

Neither this document nor any of its content constitutes an offer to sell, solicitation of an offer to buy or a recommendation for any security by Reticulate Micro or any third party. The content of this document is provided for general information purposes only and is not intended to solicit the purchase of securities or to be used as investment, legal or tax advice. A securities offering by Reticulate Micro is only being made pursuant to the offering circular described above. The content of this document is qualified in its entirety by such offering circular. Prospective investors are urged to consult with their own, investment, legal and tax advisors prior to making any investment in Reticulate Micro.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	3
www.reticulate.io | info@reticulate.io | 866-70-MICRO

2024 Year in Review and the Road Ahead

This comprehensive report has been prepared to provide our investors and stakeholders with a clear understanding of Reticulate Micro’s transformation throughout 2024 and our focused strategy for 2025. Following a year of significant validation and strategic refinement, we have consolidated our efforts around our breakthrough VAST (Video Adaptive Systems Technology) platform, demonstrating our transition from development to market deployment. The detailed information presented here documents our technology’s validated capabilities, outlines our focused go-to-market strategy, and introduces our strengthened leadership team, including our new CEO Andy Sheppard. We have included this level of detail to provide a comprehensive view of both our achievements and our clear path to value creation as we establish VAST as the foundation for next-generation video handling across government and commercial applications.

CTO John Dames (left) with incoming CEO Andy Sheppard at Peru’s Escuela de Comandos (Commando School) in Lima, Peru

2024 marked a transformative year for Reticulate Micro—a year of discovery, adaptation, and decisive action. We proudly developed and launched our flagship product, VAST, which underwent rigorous testing by our toughest critics and emerged as a resounding success. Through attentive listening to both our customers and the market, we realized that VAST addressed far greater challenges than we initially envisioned, solving pervasive problems on a much larger scale. VAST emerged as more than a way to save bandwidth, it made video possible where it wasn’t before.

2024 was also a year of transition where our VAST product has refocused us as a software products company as opposed to purely being a defense technology company. In recognition of this transition, we will be addressing both commercial and government markets with specific focus on original equipment manufacturer (“OEM”) relationships and partnerships while maintaining direct sales opportunities. By developing a comprehensive partner and OEM program, we will leverage established partnerships and new strategic joint ventures to accelerate VAST’s adoption across government and commercial sales channels. Simultaneously, this will enable us to focus on advancing our core technology while our partners handle integration, customization, and deployment for specific government use cases.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	4
www.reticulate.io | info@reticulate.io | 866-70-MICRO

2025 will be pivotal in evolving our VAST technology from development to deployment and execution within our chosen markets based on an aggressive go-to-market strategy. We will continue to invest in adoption of our VAST product in 2025. Our relentless pursuit of new product innovation sits at the core of our strategic growth strategy and is complemented by our transition from being a purely defense technology provider to a software products company serving both global commercial and government markets. Our refocus as a company has also enabled us to streamline our efforts and resources around this groundbreaking innovation while eliminating distractions. With clarity and purpose, we have taken bold action to scale and deliver VAST’s immense potential.

So, what are the big problems we are trying to solve?

The Coming Data Tsunami

The world is experiencing unprecedented growth in video and imagery data, driven by traditional factors like mobile consumption, IoT proliferation, and expanding demand. This is normal and expected. However, we are now on the cusp of something far more significant. The proliferation of AI and computer vision technologies is creating an exponential surge in demand for video and image data that threatens to overwhelm existing infrastructure. AI models require massive datasets for training, while computer vision has become the primary input for revolutionary technologies like autonomous vehicles, drones, and robotics. This is not just another wave of digital transformation – it is the beginning of a crisis in data transmission, storage, and cost that will impact every sector and industry.

Current networks and cloud infrastructure were not designed for this scale of data movement and storage - As organizations rush to implement AI solutions and autonomous systems, they are discovering that traditional approaches to video handling are inadequate.

The challenge is not just about managing more data; it is about fundamentally rethinking how we capture, transmit, share, and store visual information in a world where AI’s insatiable appetite for data is choking bandwidth and budgets globally.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	5
www.reticulate.io | info@reticulate.io | 866-70-MICRO

VAST is the Solution

We believe the VAST Video Platform is more than a solution – it’s a technological breakthrough that transforms this looming crisis into an opportunity. Our VAST product family is built around a revolutionary software-based AV1 video encoder that fundamentally changes the economics and possibilities of video data handling. What makes VAST unique is its incredible adaptability – it is engineered to work on almost any x86 or ARM hardware platform, from data centers down to low SWaP-C (Size, Weight, Power, and Cost) devices like Raspberry Pi, while maintaining exceptional compression ratios, quality, and scalability across deployments of any size.

This is not just about the AV1 video codec; VAST is a comprehensive encoding solution that can stream video over any network, even in the most challenging conditions like low-bandwidth satellite networks, fragmented 4g/5g terrestrial networks, and even legacy terrestrial and SATCOM networks.

VAST’s capabilities as an encoder extend far beyond basic video compression. We have built a system that fully supports industry standards across a range of critical use cases, including KLV metadata (MISB601), and incorporates advanced features like transcoding, restreaming, video-on-demand (VOD), and video management system (VMS) functions. This comprehensive approach allows us to not only solve immediate video transmission challenges but also create unique solutions for specific customer needs.

Real-World Impact

The impact of VAST technology is immediate and measurable. Organizations can reduce their bandwidth requirements by 30-50%, significantly cut storage needs, lower the cost of ingressing and egressing video, and even leverage unused legacy networks for video transmission. But the true potential goes even further. Our technology can be integrated directly into AI data pipelines, optimizing both ingress and egress of the video and image data critical to AI and computer vision workflows.

In healthcare, we can transform the handling of DICOM (medical imagery such as CT scans, MRIs etc), making it easy and affordable to store even more patient data. For autonomous systems, VAST enables real-time video processing of multiple concurrent sensor inputs at the edge while minimizing data transmission requirements.

As we move into an era where visual data becomes the primary input for both human, robotic, and artificial intelligence systems, VAST’s capabilities become increasingly critical. Our technology is not just solving today’s video challenges – it is enabling the next generation of AI-driven innovations while ensuring that the infrastructure supporting these advances remains sustainable and efficient.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	6
www.reticulate.io | info@reticulate.io | 866-70-MICRO

The future of video processing is not about hardware-dependent solutions or isolated compression algorithms. It is about creating an adaptive, intelligent ecosystem that can handle the enormous scale and complexity of tomorrow’s visual data needs. VAST is leading this transformation, providing the foundation for a future where the exponential growth of video data becomes an opportunity rather than a crisis.

Why VAST?

Power Through Simplicity: In today’s technology landscape, AI-powered solutions dominate the video processing market. While competitors rush to build complex AI- based transcoders and encoders – using AI to feed AI – VAST takes a radically different approach. We have created an elegantly simple, highly optimized software solution that challenges conventional wisdom about video processing.

Efficiency at Scale

VAST’s power lies in its ability to do more with less. While other solutions demand expensive GPU farms, servers, and specialized hardware, VAST can operate anywhere including in the margins of computing power.

●	Our software is so efficiently engineered that it can run on a Raspberry Pi with the same effectiveness as solutions requiring an Nvidia Orin – a 2,492:1 difference in computing power. In real-world terms this means that VAST can run almost anywhere and does not require GPU farms or exotic hardware to support video operations even on a large scale.

●	This efficiency translates directly to our power consumption, requiring just 1/13th of the energy compared to modern GPU-based alternatives. This performance portends significant ROI for customers.

Maximizing Existing Infrastructure

This efficiency creates remarkable opportunities:

●	Network Optimization: We can utilize unused bandwidth and legacy networks never designed for video, effectively doubling the video capacity of existing infrastructure

●	Computing Freedom: By operating in the lower margins of compute power, we free up high-value computing resources for their intended purposes – AI, analytics, and mission-critical applications

●	Universal Deployment: Our solution runs on existing infrastructure without requiring exotic hardware upgrades or specialized systems - we can deploy anywhere

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	7
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Scalability

VAST’s adaptability enables it to operate effectively across every scale of operation:

Personal Scale

●	Enables special operators to receive live drone feeds over personal radios

●	Makes real-time video possible in ultra-low bandwidth environments

●	Supports edge deployment without infrastructure changes

Enterprise Scale

●	Doubles effective network bandwidth for video and images

●	Reduces storage requirements by up to 50%

●	Minimizes power consumption across large deployments

Global Scale

●	Enables video transmission over legacy satellite networks

●	Supports worldwide deployment without hardware upgrades

●	Efficient enough to operate in space, on satellites

●	Facilitates global video distribution with minimal infrastructure investment

The Multiplier Effect

VAST functions as a force multiplier across all aspects of video operations:

●	Extends operational range

●	Reduces storage requirements

●	Decreases power consumption

●	Minimizes dependency on high-performance hardware

●	Maximizes existing infrastructure

●	Enables new use cases and scenarios for video and imagery

There are other, more complex solutions available that utilize cutting edge AI and proprietary hardware to compress and stream video. This is why we created VAST, a solution simple enough to operate at every level of the video and image data landscape without creating more overhead on size, weight, power, and complexity. It transforms the economics and possibilities of video processing across every scale of operation.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	8
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Corporate Update

In 2024, Reticulate Micro achieved several transformative milestones. We launched our Regulation A offering and successfully applied to quote our shares of Class A Common Stock on the OTCQB® Venture Market (“OTCQB”) of OTC Markets Group, Inc., with trading expected to begin in January 2025.

To position the Company for long-term success, we recruited a world-class Chief Executive Officer, Andy Sheppard, who joined us at the beginning of December. Andy brings a wealth of experience and a proven track record of success in both the government and commercial industry sectors, making him the ideal leader to guide the Company into its next phase of development. Andy is completely focused on execution and is an expert on transformative technology based on aggressive go-to-market strategies.

Andy is a seasoned professional with over forty years of experience in sales, engineering, business development and corporate leadership. Andy’s career spans both government and commercial sectors, including significant roles at Harris Corporation, L-3 Communications, and Codan. Prior to his time in industry, Andy served twenty-years in the British Army with service as a communications officer in UK Special Forces (SAS). Since then, Andy has been involved with many U.S. Government programs supporting overseas U.S. interests. For these reasons, Andy has kept a relatively low profile in the wider business world but is very well known and respected within these specialized communities.

We are fully pivoting from development to deployment. As part of that initiative, we consolidated our operations into our St. Louis development facility. This strategic move reduced costs and streamlined communication among key staff. Looking ahead, we aim to uplist to a national securities exchange in 2025, ensuring optimal timing to maximize impact and shareholder value.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	9
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Major Accomplishments in Government

In 2024, VAST demonstrated its value beyond simple video compression, establishing itself as a comprehensive platform for tactical video communications. Through extensive testing with military units and government agencies, we validated VAST’s ability to enable video streaming in previously impossible scenarios, particularly over constrained tactical networks. The platform proved its worth not only in bandwidth efficiency but in practical operational benefits - from reduced power consumption to compatibility with legacy communication systems. Most significantly, VAST underwent rigorous evaluation by special operations forces in demanding field conditions. Their successful deployment of the technology in challenging tactical environments has established VAST as a reliable, mission-enabling capability, setting the foundation for broader adoption across defense and intelligence communities.

The Reticulate Micro team is well-positioned to execute

in the Government sector in 2025.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	10
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Major Milestones in Tactical Communications

The following achievements represent significant firsts in tactical communications, selected from over 22 military exercises and technical evaluations VAST participated in throughout 2024. While each evaluation provided valuable validation of our technology, these particular milestones have raised the profile of VAST and Reticulate Micro within the U.S. Special Operations and Tactical community and have positioned the Company well for multiple development contracts and orders of VAST products in 2025. These demonstrations represent breakthrough capabilities in video streaming over traditionally constrained tactical networks, each proving VAST’s ability to enable video in previously impossible scenarios.

Test Location	Technique	RF Band	Description
Aerospace Partner facility - Reno, NV	L-Band Tactical (L-TAC)	VHF/UHF-to- L-Band 1-2-GHz	UDP Multicast direct video streaming over LTAC (typically voice only).

Ft. Moore, GA	Tactical Satellite TacSat	UHF 225-400-MHz	First UDP Multicast direct video streaming on UHF TACSAT.

Aberdeen Proving Ground, MD	3G Automatic Link Establishment (ALE)	HF 1.5-30-MHz	First ever video streaming over HF.

Joint Base Lewis- McChord, WA	Mobile User Objective System (MUOS)	UHF 300-320-MHz	First video streaming over MUOS SATCOM link, including testing for VTC capability.

Ft. Huachuca Test Range, AZ	4G Automatic Link Establishment (ALE)	HF 1.5-30-MHz	Direct streaming across multiple HF environments, including 500- mile link to JEDI lab in San Diego.

Colombia/Peru	Unmanned Aircraft System (UAS)	S-Band 2-4-GHz	Proof-of-Concept trials to support UAS Drone & counter-narcotics operations in jungle environments

This extensive evaluation program across multiple agencies, units, and network types has provided comprehensive validation of VAST’s capabilities in real-world tactical environments. Each successful demonstration has built confidence in our technology while expanding our understanding of specific military communication requirements and challenges.

Reticulate Micro, Inc. | 4220 Duncan Ave., Ste. 201, St. Louis MO 63110	11
www.reticulate.io | info@reticulate.io | 866-70-MICRO

Key Customer Evaluations with U.S. Special Operations Forces (SOF):

Several organizations have either actively supported VAST development with sponsorship or multiple exercises, and/or demonstrated an intent to purchase in 2025. An outline of these organizations is as follows:

●	A specialized military unit providing advanced communication capabilities for U.S. SOF.

●	An elite light infantry regiment specializing in direct-action raids, airfield seizures, and joint forcible entry operations.

●	A detached U.S. Air Force organization tasked with supporting global special operations missions in specific regions.

●	A U.S. Army organization providing direct operational support and resources to geographically dispersed special operations forces.

Key Department of Defense (DoD) Development Engagements:

These are several large U.S. DoD Research and Development (R&D) organizations and programs tasked with developing and fielding technological solutions for U.S. Army, Navy, Air Force and Marines. Reticulate Micro is supporting the following organizations:

●	U.S. ARMY DEVCOM C5ISR (Command, Control, Communications, Computers, Combat Systems, Intelligence, Surveillance, and Reconnaissance): U.S. Army’s R&D center advancing technologies in communications, cyber, and ISR, while managing the Optionally Manned Vehicle (OMV) and Small Multipurpose Equipment Transport (S-MET) programs.

●	Nett Warrior: A smartphone-based tactical system providing situational awareness and communication tools to dismounted soldiers.

●	NAVWAR (Naval Information Warfare Systems Command): A command that develops and delivers advanced information warfare and cyber capabilities for the U.S. Navy.

●	JEDI Labs (Joint Enterprise Defense Infrastructure Labs): A U.S. DoD initiative for exploring cloud-based solutions to enhance mission agility.

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Key International Customer Evaluations:

These organizations represent growing awareness of the enhanced tactical capabilities provided by VAST and our reputation within the International Military and Special Forces Community. The spectrum of requirements is as follows:

●	NATO (North Atlantic Treaty Organization): A political and military alliance of 31 member countries focused on collective defense and cooperative security.

●	European Special Operations Forces: These elite military units specialize in counterterrorism and unconventional warfare, reconnaissance, and special warfare tasks.

●	South American Special Operations Forces: These premier special operations units specialize in counterterrorism, drug interdiction, counterinsurgency, hostage rescue, and asymmetric warfare.

●	Naval Intelligence Organizations: Specializing in maritime intelligence gathering, surveillance, and counter-narcotics operations in territorial waters.

●	Far East/Asia Naval & Coast Guard Forces: Maritime forces responsible for naval defense, counterterrorism, and securing territorial waters, often engaging in humanitarian assistance and disaster response.

●	National Defense Organizations: Government-level departments overseeing armed forces, responsible for national defense and international security operations.

●	Defense Research and Development Agencies. Defense agencies focused on research and development to provide innovative solutions and technological advancements for national armed forces.

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U.S. DoD Acceptance:

December 2024 was particularly fruitful as a direct result of the multiple engagements, test events and customer interactions throughout the year with U.S. DoD. The following achievements are concrete examples of the importance placed on VAST and the momentum we have achieved with end users.

●	U.S. DoD CRADA: Reticulate Micro has partnered with a specialist U.S. DoD organization under a Cooperative Research and Development Agreement (CRADA, a partnership mechanism allowing federal labs and private entities to collaborate on R&D) to enhance tactical video communications with its VAST platform. This CRADA provides specified US military entities with direct access to Reticulate Micro and VAST.

●	TAK Sponsorship: Reticulate Micro has secured sponsorship from a specialist U.S. DoD Command to develop VAST accessories and software for the Tactical Assault Kit (TAK) ecosystem, a widely adopted geospatial and situational awareness tool used by U.S. and Allied military organizations. TAK serves as a collaborative platform for real-time mission planning and coordination, integrating various data sources into a common operational picture. By aligning VAST with TAK, Reticulate Micro gains a strategic pathway to distribute its software across military networks, enhancing video communication capabilities for both U.S. and partner forces.

●	Exercise Jaded Thunder: A U.S. joint military live fire exercise focused on integrating air and ground assets to enhance close air support (CAS) tactics and precision strike capabilities in complex operational environments.

●	ATO on Army Networks: Reticulate Micro has been granted an Authority to Operate (ATO) on U.S. Army networks through both Program Executive Office (PEO) Soldier and the Integrated Tactical Network (ITN). This approval enables Reticulate Micro’s VAST platform to securely integrate with critical Army systems, ensuring seamless deployment and support for advanced video communication capabilities across tactical and operational environments.

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2025: The Road Ahead

Following our successful validation of VAST’s core technology in 2024, we’re entering an exciting new phase of growth and market expansion in 2025. Our strategy centers on a fundamental shift in how we approach both government and commercial markets, unified by a common thread: positioning VAST as a foundational platform technology that enables our partners to create innovative solutions across diverse applications.

In the government sector, we’re evolving our go-to-market strategy to prioritize partnerships and OEM relationships while maintaining our direct sales capabilities. This partner-first approach represents a strategic shift from traditional direct sales to a more scalable model where system integrators and OEMs can embed VAST technology into their existing solutions and contract vehicles. By developing a comprehensive partner and OEM program, we can leverage established relationships and contract vehicles to accelerate VAST’s adoption across multiple government programs simultaneously. This approach allows us to focus on advancing our core technology while our partners handle integration, customization, and deployment for specific government use cases.

Our commercial market strategy follows a similar platform-centric approach through a strategic joint venture with an established global telecommunications partner. Rather than developing multiple distinct product offerings for different commercial verticals, we’re creating a robust technology platform that our commercial partner can adapt and deploy for various enterprise applications. This approach allows our joint venture to focus on service delivery and market-specific solutions while we concentrate on enhancing VAST’s core capabilities.

This dual-market strategy, anchored by our platform approach, creates powerful synergies. Developments driven by government requirements enhance our commercial offerings, while commercial deployments help scale and mature our technology. By focusing on building a comprehensive technology platform rather than market-specific solutions, we can maintain a lean, focused development team while enabling our partners to address diverse market needs.

The platform-centric model also accelerates our time to market in both sectors. Partners can rapidly integrate VAST technology into their existing solutions, leveraging their market expertise and established customer relationships. This multiplier effect allows us to penetrate multiple markets simultaneously without the overhead of developing and maintaining separate product lines or building multiple direct sales channels.

Looking ahead to 2025, this strategic focus on platform development and partner enablement positions us to scale efficiently while maintaining our technological edge. We can concentrate our resources on advancing VAST’s core capabilities while our partners drive market-specific integration and deployment, creating a sustainable growth model that serves both our government and commercial objectives.

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Government: Unlocking New Video Capabilities

In 2024, VAST achieved critical validation milestones with government customers and secured accreditations across key tactical networks and equipment. This validation revealed something extraordinary: VAST doesn’t just improve existing video capabilities

- it enables video streaming across the estimated 60% of tactical communication bands previously considered too difficult or unsuitable for video transmission. This breakthrough creates an entirely new market opportunity, as we’ve demonstrated successful video streaming across virtually all tactical frequency bands, from legacy UHF to modern MANET systems.

Tactical Communication Networks

GREY bands are typically not used, or in some cases

unusable, for video – VAST changes that

*1

Building on this success, we’re shifting our go-to-market strategy to focus exclusively on partnerships and OEM relationships in 2025. Rather than pursuing individual unit sales, we’re positioning VAST as a platform technology that partners can embed across their existing contract vehicles and product lines. This approach allows immediate multi-program deployment through established prime contractors and system integrators, accelerating VAST’s adoption while reducing sales friction.

* [1]	https://straitsresearch.com/report/military-communication-market
https://www.ntia.doc.gov/files/ntia/publications/dod_strategic_spectrum_plan_nov2007.pdf
https://www.ntia.doc.gov/files/ntia/publications/compendium/0225.00-0328.60_21NOV14.pdf
https://www.dolphmicrowave.com/default/7-best-frequency-bands-for-satellite-communications/
https://www.ntia.gov/files/ntia/publications/compendium/3100.00-3300.00_01MAY15.pdf
https://crsreports.congress.gov/product/pdf/R/R46564/3
https://www.gao.gov/assets/gao-20-80.pdf
https://www.marines.mil/portals/1/MCRP 3-40.3A z.pdf
https://apps.dtic.mil/sti/tr/pdf/ADA611712.pdf

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Our software-defined approach, combined with our AV1 encoder’s exceptional compression capabilities, makes VAST an ideal complement to existing C4ISR, tactical communications, and intelligence systems. Partners can leverage our SDK, APIs, and white-label capabilities to seamlessly integrate VAST’s ultra-low bandwidth video streaming into their products while maintaining their brand identity and user experience. This partner-first strategy enables system integrators and OEMs to offer their customers something unprecedented: reliable, high-quality video streaming over networks where it was previously impossible.

Military & Government Validations

Reticulate Micro has been invited to the following exclusive military exercises for the upcoming year.

●	SOCOM TE25-1 (Norway): A U.S. Special Operations Command exercise focused on Arctic and extreme cold-weather operations in Norway.

●	Black Flag: A U.S. Air Force test exercise designed to integrate and evaluate advanced multi-domain capabilities in contested operational environments.

●	FOSOV (Family of Special Operations Validation): A multinational exercise aimed at validating the interoperability and readiness of special operations forces for complex joint missions.

●	Jaded Thunder: A joint military exercise focused on integrating air and ground assets to enhance close air support (CAS) tactics and precision strike capabilities in complex operational environments.

Partner Development Program

Reticulate Micro is actively working with over a dozen major US, European, and Indo- Pacific defense companies as part of our new VAST Partner Program being launched in 2025.

●	2025 Partner Program Announcements: We plan to announce the VAST Partner and OEM Program in Q1 2025, along with Partner and OEM support materials and systems.

●	2025 Partner Sales: We believe that several key VAST partners are positioned for immediate sales through existing contracts and contract vehicles.

Expected Sales

We expect several purchase orders and task orders in early 2025 from a number of domestic and international organizations, including the following:

●	U.S. Special Operations Forces (SOF)

●	U.S. Naval Command Organizations

●	U.S. Army Soldier Programs

●	South American SOF

●	Overseas Naval Intelligence Organizations

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Commercial: Introducing RMX and CRISP

To address the vast commercial potential of our technology, we’ve entered into a joint venture agreement with K2 Endeavor DMCC (“K2E”) and K2E’s owners to create RMX, a global managed service joint venture company. RMX operates as an independent entity, rebranding our VAST technology as CRISP (Compressed Rate Intelligent Streaming Protocol) to create new opportunities beyond its government origins. This rebranding enables creative applications of our core video compression technology across diverse commercial sectors, from telecommunications and urban security to mining operations and entertainment. RMX will build upon the VAST platform creating its own proprietary product offering for the vertical markets it addresses.

RMX leverages K2E’s 30+ years of global telecommunications expertise and established relationships to deliver CRISP as a managed service solution. This approach transforms video optimization from a product purchase into a comprehensive service offering, creating predictable recurring revenue streams while solving critical video delivery challenges for enterprise customers. The managed services model will allow RMX to tailor CRISP’s capabilities for specific vertical markets, whether optimizing mobile network video traffic, enabling remote monitoring in challenging environments, or addressing 5G network congestion in urban cores.

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RMX’s global presence and managed services infrastructure positions it to rapidly scale in emerging markets where bandwidth optimization delivers immediate value. This separation of technology development and service delivery enables both companies to focus on their core strengths: our continued innovation in video compression technology, and RMX’s ability to deploy and manage these capabilities at a global scale.

The RMX revenue model is built on long-term managed service agreements, ensuring a sustainable and predictable income stream that meets the evolving needs of our customers. This recurring revenue model not only drives financial stability but also maximizes enterprise value, delivering significant benefits to all stakeholders.

CRISP Proof of Concept Programs

To demonstrate CRISP’s capabilities in commercial markets, we have developed targeted Proof of Concept (POC) programs across key sectors. Each POC is designed to validate CRISP’s performance and value proposition while generating concrete metrics that demonstrate clear return on investment. These programs showcase CRISP’s versatility across different industries and use cases:

Mobile Cellular Network Optimization

●	Working with leading mobile operators to demonstrate CRISP’s ability to reduce network congestion and improve video delivery in urban environments. Initial deployments focus on high-traffic areas where video streaming impacts network performance.

Fiber Network Video Distribution

●	Partnering with fiber network providers to optimize video delivery across their infrastructure, focusing on both live streaming and video-on-demand services. These POCs demonstrate significant bandwidth savings while maintaining high video quality.

Security Camera Networks

●	Implementing CRISP within existing security camera infrastructure to show how our technology can enable more cameras on existing networks while reducing storage and bandwidth costs, without compromising video quality.

Edge Computing Solutions

●	Demonstrating CRISP’s capabilities in edge computing environments, showing how our software-based approach can optimize video processing and delivery while reducing hardware requirements and operational costs.

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Key Advantages Across All POCs

The CRISP Proof of Concept programs showcase a comprehensive approach to video optimization that delivers significant business value with minimal upfront investment. As a software-based solution, CRISP eliminates the need for specialized hardware while providing clear, quantifiable ROI metrics that resonate with decision-makers. Each POC is strategically designed to demonstrate scalability, allowing organizations to confidently expand from initial deployments to larger implementations. The versatility of CRISP is evidenced through multiple use cases spanning mobile networks, fiber infrastructure, security systems, and edge computing scenarios, all leveraging its core strength in software-based video compression. This unified approach to video optimization addresses diverse industry needs while maintaining a consistent focus on bandwidth reduction, quality improvement, and operational efficiency.

Critical ROI Metrics Across POCs

The success of CRISP’s Proof of Concept programs is fundamentally tied to demonstrating concrete, measurable value across multiple dimensions of network and system performance. By establishing comprehensive metrics that span bandwidth utilization, storage efficiency, power consumption, video quality, and operational improvements, we provide stakeholders with clear evidence of CRISP’s impact on both technical capabilities and bottom-line results. These metrics have been carefully selected to capture both immediate performance gains and long-term operational benefits, offering a complete picture of CRISP’s value proposition across different deployment scenarios.

●	Bandwidth Reduction

●	Storage Optimization

●	Power Efficiency

●	Quality Metrics

●	Operational Benefits

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Product Roadmap 2025: New VAST Products

Having achieved market validation and secured initial customer deployments in 2024, we’re entering an accelerated product development phase that directly responds to customer and partner requirements. Our 2025 roadmap reflects a transition from technology validation to full-scale commercial execution, with new products already in advanced development stages. Each addition to the VAST portfolio addresses specific needs identified through customer deployments and partner engagements, from tactical field operations to enterprise-scale video distribution. These aren’t conceptual R&D projects - they’re market-ready, or near-market ready, solutions designed to expand VAST’s capabilities while maintaining our core focus on ultra-low bandwidth video delivery.

VAST Video Encoder (v1.1):

Current Product

Release v1.1, web v1.2 +37, API v1.2

+94

Our flagship product and core technology platform, the VAST Video Encoder continues to set new standards for video compression and transmission over constrained networks:

●	Advanced AV1 software encoder optimized for ultra-low bandwidth

●	Proven performance on tactical and commercial networks

●	Supports HD video streaming at >200 Kbps, SD at <50 Kbps

●	Transport agnostic - works over any IP network

●	Military-grade metadata support (STANAG/MISB KLV)

●	Web-based management interface

●	Comprehensive API for integration and automation

●	Deployable on x86, ARM, and virtual platforms

●	No GPU requirements - pure software solution

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VAST Vue: Universal Video Experience

Release v1.2 beta

Our advanced video player isn’t just another streaming application - it’s a complete platform for unlocking VAST’s full potential across devices. While VAST streams can play in any standard video player, VAST Vue delivers:

●	Advanced compression and adaptive streaming technologies

●	Seamless integration with partner applications

●	Support for military-grade metadata (KLV)

●	Cross-platform compatibility (iOS, Android, Windows, Mac, Linux)

●	White-label ready for partner branding

VAST SDK : Enabling Innovation

Current release API v1.2 +94

The VAST SDK and APIs form the foundation of our partner strategy, enabling deep integration of our video technology into existing and new solutions:

●	Complete access to VAST’s core video capabilities

●	Flexible APIs for custom application development

●	Support for specialized use cases from medical imaging to AI

●	Comprehensive documentation and integration support

●	Secure, optimized performance across platforms

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VAST VUDO: Beyond Video Streaming

Current release v1.01 alpha (pre- release)

VUDO (VAST Unified Data Operations) represents a leap forward in tactical situational awareness, combining our video expertise with advanced data operations:

●	Seamless integration of video, mapping, and sensor data

●	Designed for disconnected and austere environments

●	Real-time sensor fusion and data processing

●	Cross-platform support with offline capabilities

●	Flexible deployment options (cloud, on-premises, standalone)

VAST Cloud: Enterprise-Scale Video Operations

In development, no current release

Purpose-built for large-scale commercial deployments, VAST Cloud brings our bandwidth optimization technology to enterprise networks:

●	Cloud-native architecture supporting major providers

●	Integration with leading CDN services

●	Enterprise-grade transcoding and storage

●	Automated scaling and load balancing

●	Support for hybrid cloud deployments

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Competitive Outlook

Reticulate and RMX are poised to disrupt the video encoder market through a number of competitive differentiators unique to VAST and CRISP. These can be summarized as follows:

●	Ultra-low Bandwidth Performance: VAST can deliver compressed, high-quality streaming video at bitrates below 10 kilobits per second, enabling video transmission in previously impossible environments. Other video encoder manufacturers may claim comparative low bit rates, but their technology relies on reframing source image files to spoof a video-like stream capability.

●	Pure Software Approach: VAST supports ease of integration with an STK/API software-based approach with no reliance upon proprietary hardware. Other video encoder manufacturers can only support their encoder technologies through proprietary and cost-prohibitive hardware.

●	Versatile Hardware Compatibility: VAST’s software-defined encoder can run on various hardware architectures, including x86, ARM, and even Raspberry Pi 5, providing greater flexibility and significantly lower power consumption against other platforms. Other video encoder manufacturers typically require a server- based, fixed hardware infrastructure and complex system configurations preventing effective deployment.

●	Direct Streaming Solution: VAST supports a direct point-to-point video encoder streaming capability without reliance on network servers. Other video encoder manufacturers typically utilize video restreaming techniques that greatly increase latency and complexity in deploying services.

●	Designed for Partner Integration: VAST offers a Partner and OEM Program with full SDK and API support. This enables third-party white labeling for ease of integration and use by partners and system integrators.

●	Ease-of-Use Deployment: Due to its software-based approach, non-reliance on proprietary hardware, open-standards and direct streaming capability, VAST is simple and easy to use. Through its controller GUI, users can quickly autoconfigure VAST across any network without the need for complexity. Other video encoder manufacturers require complex configuration and continued engineering support to ensure quality and service.

●	U.S. Government Adoption & Validation: VAST has already received U.S. Government validation and subsequent adoption by several military organizations. This includes a CRADA through U.S. DoD allowing federal entities to collaborate on R&D, in addition to granting the Authority to Operate on U.S. Army networks. Reticulate Micro is a U.S.-based company whereas many other video encoder manufacturers are non-U.S. companies.

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Conclusion

In 2024, we proudly launched our flagship product, VAST, which exceeded our expectations by solving far-reaching, real-world challenges on a much larger scale than we initially envisioned. Rigorously tested by our toughest critics, VAST proved to be a resounding success. This breakthrough technology enables organizations to reduce bandwidth requirements by 30-50%, cut storage needs significantly, lower video ingress and egress costs, and even repurpose legacy networks for video transmission— all with immediate and measurable impact.

Recognizing the transformative potential of VAST, we refocused our efforts and resources on this groundbreaking innovation, shifting from development to full market deployment. Our government pipeline is robust, and we’re prioritizing partnerships and OEM relationships while maintaining our direct sales capabilities. Reticulate Micro is actively working with over a dozen major U.S., European, and Indo-Pacific defense companies as part of our new VAST Partner Program being launched in 2025.

To effectively serve the commercial sector, we strategically partnered to launch RMX, enhancing a robust and rapidly growing pipeline. The RMX revenue model is built on long-term managed service agreements, ensuring a sustainable and predictable income stream that meets the evolving needs of our customers. This recurring revenue model not only drives financial stability but also maximizes enterprise value, delivering significant benefits to all stakeholders.

As we enter 2025, Reticulate Micro is positioned for significant growth. We anticipate trading to begin on OTCQB under the symbol RMXI in January 2025 and have our sights set on uplisting to a national securities exchange later in the year. This strategic progression underscores our commitment to delivering maximum impact and shareholder value.

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Thank You.

Reticulate Micro, Inc.

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